                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.       )*
                                         ------

                            Nextel Partners, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                           Class A Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 65333F107
                     ----------------------------------
                              (CUSIP Number)

                              February 22, 2001
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages

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CUSIP No. 65333F107                     13G
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Eagle River Investments, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Washington
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0 (see Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0 (see Item 4)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     19,500,012 (see Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.8% of the Class A Common Stock (See Item 2 and Item 4)
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

                               Page 2 of 7 pages

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                                  SCHEDULE 13G

     This Schedule 13G is filed with the Securities and Exchange Commission on behalf of Eagle River Investments, L.L.C., a signatory to the Amended and Restated Shareholders Agreement, dated February 18, 2000, by and among Nextel Partners, Inc. and the shareholders listed therein, as amended by the First Amendment to the Amended and Restated Shareholders' Agreement dated February 22, 2000, between Nextel Partners, Inc. and the shareholders listed therein (the "Shareholders Agreement").

ITEM 1(a).        NAME OF ISSUER:

                  Nextel Partners, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4500 Carillon Point
                  Kirkland, WA 98033

ITEM 2(a), ITEM 2(b) AND ITEM 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

                  Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), this Schedule 13G is filed on behalf of Eagle River Investments, L.L.C. (the "Reporting Person") who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock of Nextel Partners, Inc. (the "Class A Common Stock") as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.

                  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.

                  REPORTING PERSON:

                  1. Eagle River Investments, L.L.C.
                     2300 Carillon Point
                     Kirkland, Washington 98033

                     Citizenship:  Washington limited liability company

                  NON-REPORTING PERSONS:

                  The following Non-Reporting Persons (No. 1-13) are referred to herein as the "DLJ Entities."

                  1. DLJ Merchant Banking Ptr. II LP (Delaware limited
                     partnership)
                  2. DLJ Merchant Banking Ptr. II-A LP (Delaware limited
                     partnership)
                  3. DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
                  4. DLJ Diversified Partners, LP (Delaware limited partnership)
                  5. DLJ Diversified Partners-A, LP (Delaware limited
                     partnership)
                  6. DLJ EAB Partners, LP (Delaware limited partnership)
                  7. DLJ ESC II, LP (Delaware limited partnership)
                  8. DLJ First ESC, LP (Delaware limited partnership)
                  9. DLJ Millenium Partners, LP (Delaware limited partnership)
                 10. DLJ Millenium Partners-A, LP (Delaware limited partnership)
                 11. DLJMB Funding II, Inc. (Delaware corporation)
                 13. UK Investment Plan 1997 Partners (Delaware limited
                     partnership)

                               Page 3 of 7 pages
                        c/o DLJ Merchant Banking II, Inc.
                        277 Park Avenue
                        New York, NY  10172

                  The following Non-Reporting Persons (No. 14-22) are referred to herein as the "Non-DLJ Entities."

                 14. Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

                        3 First National Plaza
                        Suite 3800
                        Chicago, IL 60602

                 15. Nextel WIP Corp. (Delaware corporation)

                        2001 Edmund Halley Drive
                        Reston, VA 20191

                 16. Motorola, Inc. (Delaware corporation)

                        1303 E. Algonquin Road
                        Schaumburg, IL 60196

                 17. David Aas (US citizen)
                 18. John Chapple (US citizen)
                 19. Mark Fanning (US citizen)
                 20. Perry Satterlee (US citizen)
                 21. David Thaler (US citizen)
                 22. John Thompson (US citizen)

                        4500 Carillon Point
                        Kirkland, WA 98033

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  65333F107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act;
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                          Act;
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act;
                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                               Page 4 of 7 pages

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                  Not Applicable

ITEM 4.           OWNERSHIP

                  (A)-(C) AMOUNT BENEFICIALLY OWNED, PERCENT OF CLASS AND VOTING/DISPOSITIVE POWER.

     Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 98,584,020 shares of Class A Common Stock and 79,056,228 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 59.7% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock as of December 31, 2000.

     The Reporting Person has, as of December 31, 2000, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

     The Reporting Person beneficially owns 19,500,012 shares, or 11.8% of the outstanding shares, of Class A Common Stock, may be deemed to have the shared power to vote of an aggregate of 70,050,888 shares, or 42.5% of the outstanding shares, of Class A Common Stock, and may also be deemed to have the shared power to dispose of 98,584,020 shares, or 59.7% of the outstanding shares, of Class A Common Stock. The Reporting Person disclaims beneficial ownership all shares of which it may be deemed to have shared power to vote or dispose.

     The Non-Reporting Persons, as of December 31, 2000, may be deemed to have shared power to direct the disposition of an aggregate of 98,584,020 shares, or 59.7% of the outstanding shares, of the Class A Common Stock. The Non-DLJ entities may be deemed to have shared power to vote an aggregate of 70,050,888 shares, or 42.5% of the outstanding shares, of Class A Common Stock. The DLJ entities may be deemed to have shared power to vote an aggregate of 28,533,132 shares, or 17.3% of the outstanding shares, of Class A Common Stock. Nextel WIP Corp. has the sole power to vote and dispose of 79,056,228 shares, or 100% of the outstanding shres, of Class B Common Stock. Each Non-Reporting Person disclaims beneficial ownership of the shares of which they may be deemed to share power to vote or dispose. The beneficial ownership of the Reporting Person and each Non-Reporting Person as of December 31, 2000 is as follows:

BENEFICIAL OWNERSHIP AS OF DECEMBER 31, 2000:



                                                      COMMON STOCK     PERCENT OF CLASS (1)
DLJ Merchant Banking Partners II, L.P.                    17,973,750            10.9%
DLJ Merchant Banking Partners II-A, L.P.                     715,800            (2)
DLJ Offshore Partners II, C.V.                               883,854            (2)
DLJ Millenium Partners, L.P.                                 290,616            (2)
DLJ Millenium Partners-A, L.P.                                56,676            (2)
DLJ Diversified Partners, L.P.                             1,050,822            (2)
DLJ Diversified Partners-A, L.P.                             390,246            (2)
DLJMB Funding II, Inc.                                     2,840,980             1.7%
UK Investment Plan 1997 Partners                             400,764            (2)
DLJ First ESC, L.P.                                           34,590            (2)
DLJ ESC II, L.P.                                           3,814,334             2.3%
DLJ EAB Partners, L.P.                                        80,700            (2)
Madison Dearborn Capital Ptrs II, LP                      27,218,904            16.5%
Eagle River Investments LLC                               19,500,012            11.8%


                               Page 5 of 7 pages


                                                      COMMON STOCK     PERCENT OF CLASS (1)
Motorola, Inc.                                            13,076,376             7.9%
David Aas                                                  1,086,599            (2)
John Chapple                                               3,461,024             2.1%
Mark Fanning                                                 933,706            (2)
Perry Satterlee                                            1,044,603            (2)
David Thaler                                               1,274,000            (2)
John Thompson                                              2,545,664             1.5%
TOTAL                                                     98,584,020            59.7%



(1) Based on 165,015,002 shares of Class A Common Stock outstanding as of December 31, 2001, as provided by Nextel Partners, Inc.
(2) Less than 1%.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  See Item 4

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.          CERTIFICATIONS:

                  Not applicable


                               Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 21, 2001
                                           -------------------------------------
                                                          Date

                                               /s/ C. JAMES JUDSON
                                           -------------------------------------
                                                        Signature

                                            Vice President and General Counsel
                                           -------------------------------------
                                                        Name/Title


                               Page 7 of 7 pages